UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
 FORM 11-K
 ______________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number 1-14379
__________________________________________

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION
201 East Fourth Street
Cincinnati, Ohio 45202

Convergys Corporation Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Convergys Employee Benefits Committee of the Convergys
Corporation Retirement and Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Convergys Corporation Retirement and Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2013.

/s/ Moore, Colson & Company, P.C.
Marietta, Georgia
June 27, 2018

Convergys Corporation Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments at fair value	$490,669,660	$437,634,408

Receivables:
Participant contributions	573,825	599,219
Employer contributions	252,141	269,903
Notes receivable from participants	6,992,717	7,278,145
Other assets	1,244	—
Net assets available for benefits	$498,489,587	$445,781,675

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2017	2016
Additions:
Participant contributions	$15,359,870	$15,554,376
Employer contributions	6,948,079	7,351,784
Rollover contributions	597,455	1,321,416
Dividend, interest, and other income	13,195,642	9,832,567
Net appreciation in fair market value of investments	63,217,632	22,328,545
Interest income on notes receivable from participants	329,252	326,104
Total additions	99,647,930	56,714,792

Deductions:
Benefits paid to participants	46,279,743	44,416,828
Administrative expenses	660,275	733,315
Total deductions	46,940,018	45,150,143

Net increase	52,707,912	11,564,649
Net assets available for benefits at beginning of year	445,781,675	434,217,026
Net assets available for benefits at end of year	$498,489,587	$445,781,675

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions. Convergys Corporation (the Company) is the Plan Sponsor.
General
The Plan is a defined contribution plan available to all eligible employees who are twenty-one years of age or older of Convergys and related companies (a Participating Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Convergys Employee Benefits Committee (the Committee) is responsible for the general administration of the Plan. Fidelity Management Trust Company (FMTC) is the trustee of and recordkeeper for the Plan.
Contributions
Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the Plan and set by the Committee. Participants may also rollover qualified distributions from other defined benefit or defined contribution plans. Each participant has the discretion to invest their contributions in a variety of mutual funds and common/collective trusts offered under the standard investment plan and can change their investment elections on a daily basis. Participants also have the option to create a self-directed brokerage account and invest their contributions in securities not offered under the standard investment plan. The self-directed brokerage account allows Plan participants to invest in a wide array of securities, mainly registered investment companies and common stock, beyond those offered under the standard plan offering. Effective January 1, 2014, Convergys contributes an employer match equal to 100% of the first 3% and 50% of the next 2% of eligible compensation deferred by the participant, provided that the participant has completed at least 1,000 hours of service during the 12-month period beginning on the date of first employment by Convergys. The matching contributions are invested in the same manner as participant contributions and are designed to comply with the safe harbor design under Section 401(K)(12) of the Internal Revenue Code (the Code or the IRC).
Participants age 50 and older (and those who will turn age 50 by December 31 of a given plan year) may take advantage of catch up contributions under the Code by saving an additional 1% to 50% of pay, subject to Code limits.
Participant Accounts

Each participant’s account is credited with the participant’s contributions and the matching Participating Company contributions and allocations of Plan earnings and administrative expenses. Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as set forth in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses

Certain costs and expenses of administering the Plan are paid by the Company except for fees paid to the investment managers from their respective funds and certain fees paid directly by the participants.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested immediately in the matching Participating Company contribution portion of their accounts plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% at the time the loan is initiated. Loans generally must be repaid within five years, unless the participant ceases to be an employee of a Participating Company, at which point any outstanding loan becomes immediately due and payable.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits
Distribution of a participant’s vested account balance is made in one lump-sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability, or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.
Company Stock Fund
The Plan invests in common shares of the Company through its Convergys Corporation Shares Fund. The Company has implemented a dividend pass through election for its participants.
Each participant is entitled to exercise voting rights attributable to the shares Convergys allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same rights in the event of a tender or exchange offer.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and the trustee. See Note 3 for further discussion and disclosures

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)
related to the fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value includes the Plan’s gains (losses) on investments bought and sold, as well as held during the year.
3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

◦	Quoted prices for similar assets and liabilities in active markets

◦	Quoted prices for identical or similar assets or liabilities in markets that are not active

◦	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include managements own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methods used for assets measured at fair value. There have been no significant changes in methodologies used at December 31, 2017, as compared to December 31, 2016.

•	Registered investment companies: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•
Self-directed brokerage accounts: The self-directed brokerage account allows participants to invest in a wide array of securities. Participants can invest their plan assets in individual securities such as mutual funds, individual stocks and debt securities. The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•	Interest-bearing cash: The carrying value approximates fair value.

•
Common stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

•
Common/collective trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on active markets, and valued at the closing price reported on the active market on which those individual securities are traded. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2017
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Registered Investment Companies	$333,494,720	$—	$—	$333,494,720
Self-Directed Brokerage Accounts	25,480,130	—	—	25,480,130
Interest-Bearing Cash	16,650	—	—	16,650
Common Stock of the Company	17,691,391	—	—	17,691,391
Common Stock	694,625	—	—	694,625
Total Assets in the Fair Value Hierarchy	$377,377,516	$—	$—	$377,377,516
Common Collective Trusts Measured at Net Asset Value				$113,292,144
Total Investments at Fair Value				$490,669,660

	2016
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Registered Investment Companies	$286,531,065	$—	$—	$286,531,065
Self-Directed Brokerage Accounts	22,830,485	—	—	22,830,485
Interest-Bearing Cash	16,711	—	—	16,711
Common Stock of the Company	21,029,313	—	—	21,029,313
Common Stock	840,321	—	—	840,321
Total Investments	$331,247,895	$—	$—	$331,247,895
Common Collective Trusts Measured at Net Asset Value				$106,386,513
Total Investments at Fair Value				$437,634,408

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following tables summarize investment measured at fair value based on NAV per share:

	December 31, 2017	December 31, 2016	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
	Fair Value	Fair Value
Common Collective Trusts	113,292,144	106,386,513	N/A	Daily	12 months

4. Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Fidelity Investments, a related company to FMTC. FMTC is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by the Company. The Plan holds common shares of the Company. Party-in-interest transactions also include loans made to participants.
5. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 18, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process.
6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Plan Termination
Although Convergys has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue matching contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participant’s accounts will be distributed per the terms of the Plan.

Supplemental Schedule

Convergys Corporation Retirement and Savings Plan

EIN #31-1598292 Plan #002

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2017

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost (1)	Current Value

	Common Stock
*	Convergys Corporation Shares Fund	752,756	shares		$17,689,772
	Cincinnati Bell Shares Fund	33,263	shares		693,526
	Stock Purchase Account				2,718
					18,386,016
	Interest-Bearing Cash
*	Fidelity Cash Reserve Fund	16,650	shares		16,650

	Registered Investment Companies
	Vanguard Target Retirement 2015 Fund	243,500	shares		5,354,564
	Vanguard Target Retirement 2020 Fund	766,563	shares		17,270,662
	Vanguard Target Retirement 2025 Fund	980,769	shares		22,420,380
	Vanguard Target Retirement 2030 Fund	1,226,783	shares		28,363,218
	Vanguard Target Retirement 2035 Fund	978,897	shares		22,876,827
	Vanguard Target Retirement 2040 Fund	722,923	shares		17,075,463
	Vanguard Target Retirement 2045 Fund	458,321	shares		10,908,033
	Vanguard Target Retirement 2050 Fund	266,770	shares		6,354,473
	Vanguard Target Retirement 2055 Fund	160,426	shares		3,827,759
	Vanguard Target Retirement 2060 Fund	31,358	shares		748,206
	Vanguard Target Retirement Income	228,203	shares		4,906,372
*	Fidelity Growth Company Fund Class K	314,769	shares		56,224,008
*	Fidelity High Income Fund	1,002,398	shares		8,981,484
	Metropolitan Total Return Bond I	1,728,392	shares		18,424,654
	Victory Integrity Small-Cap Value Fund Class R6	219,389	shares		9,005,937
	Carillon Eagle Small-Cap Growth Fund R6	164,862	shares		10,448,962
	MFS Midcap Value R6	682,212	shares		16,243,458
	MFS Value R6	635,829	shares		25,789,218

Convergys Corporation Retirement and Savings Plan

EIN #31-1598292 Plan #002

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2017

	AF Europac Growth R6	477,381	shares	26,800,173
	MM Sel Midcap GR 1	1,000,040	shares	21,470,869
				333,494,720
	Common/Collective Trust Funds
*	Fidelity Managed Income Portfolio II	22,988,175	units	22,988,175
	NTGI COLL EAFE Index	15,093	units	2,497,093
	NTGI RUS 2000 Equity Index	18,724	units	4,746,322
	NTGI AGGR Bond Index	20,784	units	2,604,630
	NT COLL SP 500 Index	262,014	units	76,966,633
	NT SP MC 400 Index	12,591	units	3,489,291
				113,292,144
	Other Investments
	Participant Self-Directed Brokerage Accounts			25,480,130

	Total Investments at Fair Value			490,669,660

	Loans
*	Participant loans	Varying maturity dates with interest rates ranging from 4.25% to 5.25%		6,992,717

	Total			$497,662,377

*Indicates parties-in-interest to the Plan.
(1) Cost information not required as investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

By:	/s/ Taylor C. Greenwald
Taylor C. Greenwald
Senior Vice President and Controller
Convergys Corporation

June 27, 2018

EXHIBIT INDEX

Exhibit No.

23.1        Consent of Independent Registered Public Accounting Firm